============================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (Amendment No. 45)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

          ============================================================

                                   SCHEDULE TO


          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

          On June 5, 2001, Weyerhaeuser commenced publication of a newspaper advertisement regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the advertisement is filed as Exhibit (a)(5)(SS) hereto.

          On June 5, 2001, an editorial submitted by Steven R. Rogel, Weyerhaeuser's chairman, president and chief executive officer, was published in the PORTLAND TRIBUNE. The text of the editorial is filed as Exhibit
(a)(5)(TT) hereto.

ITEM 12.    EXHIBITS.

(a)(5)(SS) Newspaper advertisement initially published by Weyerhaeuser Company on June 5, 2001.

(a)(5)(TT)  Editorial published in the PORTLAND TRIBUNE on June 5, 2001.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                           by

                                              /s/ STEVEN R. ROGEL
                                              -----------------------------
                                              Name:  Steven R. Rogel
                                              Title: President


                                        WEYERHAEUSER COMPANY,

                                           by

                                              /s/ STEVEN R. ROGEL
                                              -----------------------------
                                              Name:  Steven R. Rogel
                                              Title: President and Chief
                                                     Executive Officer


           Dated: June 5, 2001

                                  Exhibit Index


Exhibit             Description
-------             -----------

(a)(5)(SS) Newspaper advertisement initially published by Weyerhaeuser Company on June 5, 2001.

(a)(5)(TT)          Editorial published in the PORTLAND TRIBUNE on June 5, 2001.

                                                              Exhibit (a)(5)(SS)

TO ALL WILLAMETTE SHAREHOLDERS:


                                BREAK THE LOGJAM
                         ELECT THE WEYERHAEUSER NOMINEES


Weyerhaeuser has repeatedly stated that if Willamette is prepared to negotiate a definitive merger agreement promptly, Weyerhaeuser is willing to increase its offer above $50 per share. Weyerhaeuser believes that, by refusing to negotiate an increased price, the Willamette board and management have made it crystal clear that the company is simply not for sale at any price. THOUGH WILLAMETTE RECENTLY HAS PUBLICLY SUGGESTED THEY MIGHT CONSIDER A HIGHER OFFER, ON JUNE 2, 2001, DUANE MCDOUGALL, PRESIDENT AND CEO OF WILLAMETTE SAID, "WE AREN'T FISHING FOR ANYTHING HIGHER." "WE WOULD PREFER WEYERHAEUSER WOULD JUST GO AWAY."(1)

The only way to break this logjam is to elect the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting.

            "EVEN WITHOUT THE ISS ANNOUNCEMENT, WE THINK MOST NONALIGNED WILLAMETTE SHAREHOLDERS WOULD HAVE VOTED THE WEYERHAEUSER SLATE IN ORDER TO KEEP THEIR OPTIONS OPEN. IN THE MIDST OF A GLOBAL ECONOMIC SLOWDOWN, WHY WOULDN'T YOU WANT UPSIDE OPTIONS BEYOND THE CYCLE?"

                FIRST CALL, Deutsche Banc Alex. Brown Inc.: Mark Wilde, 5.24.01*

            "WE BELIEVE THAT WILLAMETTE INVESTORS SHOULD VOTE FOR THE WEYERHAEUSER SLATE OF DIRECTORS. IN DOING SO, THEY WILL PRESERVE THE POTENTIAL FOR A HIGHER OFFER PRICE AND AN EVENTUAL DEAL. WE DO NOT BELIEVE THAT WILLAMETTE HAS PRESENTED A CREDIBLE ALTERNATIVE TO THE WEYERHAEUSER PLAN."

                 FIRST CALL, Credit Suisse First Boston: Mark Connelly, 5.21.01*

            "METRICS ASIDE, IT IS WILLAMETTE'S STONEWALLING THAT HAS KEPT WEYERHAEUSER FROM IMPROVING ITS BID."

            "WE BELIEVE [WILLAMETTE'S] MANAGEMENT HAS MADE ITS POSITION ABUNDANTLY CLEAR: IT IS SIMPLY NOT INTERESTED IN SELLING. BUT IN REMAINING UNYIELDING TOWARDS NEGOTIATING WITH
            WEYERHAEUSER, WILLAMETTE HAS SHOWN A HIGH DEGREE OF
            DISREGARD FOR THE WISHES OF ITS OWN SHAREHOLDERS, AS
            EXPRESSED IN THEIR RESPONSE TO THE TENDER OFFER."

            "IN THE FACE OF THE COMPANY'S TAKEOVER DEFENSES, WE BELIEVE THAT SHAREHOLDERS DESIROUS OF OBTAINING ANY DEAL--BE IT WITH WEYERHAEUSER OR ANOTHER PARTY--HAVE NO OTHER RECOURSE THAN TO ELECT THE WEYERHAEUSER NOMINEES."

                                    Institutional Shareholder Services, 5.22.01*

            "WE DO BELIEVE, HOWEVER, THAT THE WILLAMETTE BOARD APPEARS TO HAVE LOST SIGHT OF THE FIDUCIARY RESPONSIBILITY IT OWES TO ITS SHAREHOLDERS AND, FOR THAT REASON, ITS CREDIBILITY AS WELL."

            "MANAGEMENT HAS CONSISTENTLY REFUSED TO NEGOTIATE WITH WEYERHAEUSER, HAS NOT GIVEN ANY INDICATION OF A PRICE IT MIGHT ACCEPT, AND HAS NOT LOOKED FOR OTHER BUYERS. INSTEAD, THE BOARD'S STRATEGY SEEMS TO BE CONCENTRATED UPON ITS OWN SURVIVAL."

            "WE RECOMMEND THAT SHAREHOLDERS VOTE FOR THE WEYERHAEUSER NOMINEES ON THE GOLD PROXY BALLOT."

                                                         Proxy Monitor, 5.24.01*


                  IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED
                           WE WILL WITHDRAW OUR OFFER


Weyerhaeuser believes that the only way to facilitate a transaction between Weyerhaeuser and Willamette is to elect the Weyerhaeuser nominees to Willamette's board. If the Weyerhaeuser slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, we intend to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.


                VOTE GOLD NOW TO TAKE CONTROL OF YOUR INVESTMENT


                           [Weyerhaeuser Company logo]


         Time is short! Please call our proxy solicitor, INNISFREE M&A INCORPORATED, at 1-877-750-5838 (toll-free) for assistance in the last minute voting of your shares FOR the Weyerhaeuser nominees.


Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

(1)  Associated Press, 6.2.01
*    PERMISSION TO USE QUOTATIONS NEITHER SOUGHT NOR OBTAINED      June 5, 2001

                                                            Exhibit (a)(5)(TT)

            MERGER WOULD YIELD STRONGER, MORE COMPETITIVE COMPANY

By Steven R. Rogel

     Oregon's leadership role in the forest-products industry began in 1902 when Weyerhaeuser bought several thousand acres of timberlands near Coos Bay. A few years later, Willamette Industries commenced operations.

     That leadership position has resulted in jobs, support for Oregon's educational system, civic pride and enhanced environmental practices.

     But the world has changed since Weyerhaeuser and Willamette put down Oregon roots nearly 100 years ago. The competitive landscape of our industry has changed dramatically--certain trends are emerging, and as a result, the industry is becoming more global.

     In today's competitive market, forest-products companies require critical mass and an international presence to thrive. As a result of these shifting dynamics, smaller players are increasingly becoming relegated to regional markets.

     It is my belief that forest-products companies that fail to recognize these fundamental changes are jeopardizing the future of those companies and the employees who depend on them for a living.

     Combining Weyerhaeuser and Willamette will create a stronger company that can provide employees with greater opportunities. The resulting combination will be a global leader in our industry, headquartered in the Pacific Northwest.

     Recently, our industry's changing market conditions have resulted in European companies acquiring North American firms. While many of these companies are well-respected competitors, only a firm that grew up right here in the Northwest can truly understand and support what is important to the citizens of Oregon. You expect and deserve companies to operate according to the highest safety, ethical and environmental standards and to be active members of the Oregon community.

     Having operated in Oregon for nearly a century, Weyerhaeuser understands these expectations, and we've lived up to your high standards. In the past five years, the Weyerhaeuser Company Foundation has donated millions of dollars to charities throughout Oregon to meet community needs in the areas of education, youth development, human services, the arts and the environment.

     Just this past year, our Cottage Grove operations received SOLV's top citizenship award for our employees' volunteer work in tutoring students. The Oregon Department of Forestry and the Department of Fish and Wildlife also have recognized us for our fish and wildlife stewardship efforts.

     Our Northwest ties also have resulted in a close working relationship with leading educational institutions such as the University of Oregon and Oregon State University.

     As one of the few companies in our industry that continues to conduct basic research, we work beside professors and students in Oregon to discover new ways to meet society's needs for forest products while protecting important natural resources. Such cooperative approaches have lead to innovative measures to protect salmon spawning grounds and the habitat of other Northwest wildlife.

     Another example of our deep Oregon roots is the fact that many of our senior executives have had extensive operating experience in Oregon and that more than 6,000 current and former employees live in the state.

     Weyerhaeuser is proud of its Oregon heritage. We look forward to taking the steps that we believe are necessary to ensure the state retains its leadership position in our industry. At Weyerhaeuser, the future is growing and we want Oregon to be an even bigger part of that growth.